Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Fangdd Network Group Ltd.:

We consent to the use of our report dated April 26, 2019, with respect to the consolidated balance sheets of Fangdd Network Group Ltd. (“the Company”) as of December 31, 2016, 2017 and 2018, the related consolidated statements of comprehensive income (loss), consolidated statements of changes in deficit, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, the “consolidated financial statements”) incorporated herein by reference.

Our report dated April 26, 2019 contains an explanatory paragraph that states that the Company has restated its 2016 and 2017 consolidated financial statements to correct errors in the subsequent measurement of its redeemable convertible preferred shares.

/s/ KPMG Huazhen LLP

Shenzhen, China
March 31, 2020